

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Mr. Ronald Hassen
Senior Vice President and Controller
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

> **Re: The NASDAQ OMX Group, Inc.**
> **Form 10-K**
> **Filed February 24, 2011**
> **File No. 000-32651**

Dear Mr. Hassen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Non-GAAP Financial Measures, page 77

1.   We note that you have adjusted GAAP net income for certain items that you do not believe are representative of your future operating performance due to their non-recurring nature. In that regard, please explain to us why you have included adjustments for asset retirements, workforce reductions, sublease reserves and merger and strategic initiatives, as each of these items have also been recorded within the prior two years. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 11. Share-Based Compensation, page F-56

Stock Option Exchange Program, page F-56

2.   Please provide us with an analysis of the fair value of the replacement options issued compared to the fair of the exchanged options, and how you reached the conclusion that no incremental stock option expense should be recognized. We refer to ASC 718-20-35-3 through 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief